Exhibit 99.1

Bank of Montreal Announces Offering of Common Shares for Gross Proceeds of C$3.15 Billion following the increase to the Domestic Stability Buffer

TORONTO and MONTREAL December 12, 2022 - Bank of Montreal (TSX:BMO)(NYSE:BMO) (the “Bank”, “we” or “us”) today announced the issue and sale of common shares pursuant to a public offering and a concurrent private placement for gross proceeds totaling approximately C$3.15 billion. This follows the announcement by the Office of the Superintendent for Financial Institutions (“OSFI”) of its intention to increase the domestic stability buffer (“DSB”) for Domestic Systemically Important Banks (“D-SIBs”).

On December 8, 2022, OSFI announced that the DSB level will be set at 3.0% as of February 1, 2023. In addition, OSFI increased the DSB’s range from 0% to 4.0%, from the previous range of 0% to 2.5%. The DSB applies to all D-SIBs, including the Bank. The Bank intends to use the net proceeds from the public offering and the concurrent private placement to align the Bank’s capital position with increased regulatory requirements and for general corporate purposes. In light of the announced increase to the DSB, as of February 1, 2023, the Bank expects to target a Common Equity Tier 1 ratio at or above 11.5%.

Pursuant to the public offering, the Bank has agreed to issue and sell 11,805,000 common shares at a price of C$118.60 per common share for total gross proceeds of approximately C$1.40 billion. The public offering is being underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional 1,770,750 common shares at the public offering price exercisable at any time up to 30 days after closing of the public offering.

Pursuant to the concurrent private placement, the Bank has agreed to issue and sell 14,755,477 common shares at the public offering price to investors consisting of Caisse de dépôt et placement du Québec (“CDPQ”), OMERS, Alberta Investment Management Corporation (“AIMCo”), Healthcare of Ontario Pension Plan (“HOOPP”), Public Sector Pension Investment Board (“PSP”), Canada Pension Plan Investment Board (“CPP Investments”) and BNP Paribas SA (“BNPP”, and together with CDPQ, OMERS, AIMCo, HOOPP, PSP and CPP Investments, the “Private Placement Investors”), for aggregate gross proceeds of approximately C$1.75. Upon the closing of the concurrent private placement, each of the Private Placement Investors will be entitled to a commitment fee equal to 3.5% of the aggregate purchase price for the common shares for which it has subscribed. All common shares issued pursuant to the concurrent private placement will be subject to a statutory hold period under applicable Canadian securities laws.

The anticipated closing date of the public offering and the concurrent private placement, other than the private placement to BNPP, is December 16, 2022. Closing of the public offering and the concurrent private placement is subject to customary conditions, including Toronto Stock Exchange and New York Stock Exchange approvals. Closing of the private placement with the Private Placement Investors other than BNPP will occur concurrently with, and is conditional on, the closing of the public offering. Closing of the public offering will occur concurrently with, and is conditional on, the closing of the private placement with the Private Placement Investors other than BNPP. Closing of the private placement with BNPP is conditional on the closing of the public offering and the concurrent private placement with the Private Placement Investors other than BNPP and the closing of the Bank’s previously-announced acquisition of Bank of the West from BNPP. Closing of the private placement with BNPP will occur no later than concurrently with the closing of the Bank of the West acquisition. The closing of the public offering and concurrent private placement, other than the private placement to BNPP, is not conditional on the closing of the Bank of the West acquisition. Common shares issued and sold pursuant to the public offering and concurrent private placement, other than the private placement to BNPP unless it closes prior to the Bank of the West acquisition, will remain outstanding whether or not the Bank of the West acquisition is completed.

The common shares are being offered for sale in the public offering in all of the provinces and territories of Canada by way of a Canadian prospectus supplement to the Bank’s Canadian short form base shelf prospectus dated March 11, 2022. The common shares are being offered for sale in the public offering in the United States pursuant to the Bank’s registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”) and a prospectus supplement to such registration statement. Before investing, prospective purchasers in Canada should read the Canadian prospectus supplement, the Canadian short form base shelf prospectus and the documents incorporated by reference therein for the purposes of the public offering, and prospective purchasers in the United States should read the prospectus in the U.S. registration statement, the U.S. prospectus supplement and the other documents that the Bank has filed and will file with the SEC for more complete information about the Bank and the public offering in Canada and the United States. Common shares may also be offered on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

Copies of the Canadian and U.S. prospectus supplements, the Canadian short form base shelf prospectus, and the registration statement on Form F-3, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the applicable offering documents, when available, can be obtained free of charge under the Bank’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider—the 8th largest bank, by assets, in North America. With total assets of C$1.14 trillion as of October 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the closing of the public offering and the concurrent private placement, the use of proceeds of the public offering and the concurrent private placement, the closing of the Bank of the West acquisition and statements that the Bank expects to target a Common Equity Tier 1 ratio at or above 11.5%. Forward looking statements are typically identified by words such as “will”, “anticipated”, “intend” and “scheduled” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the possibility that the public offering and the concurrent private placement do not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, or at all, the possibility that the acquisition of Bank of the West does not close when expected, or at all, because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis, or at all, and those other factors discussed in the “Risks That May Affect Future Results” section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the “Enterprise-Wide Risk Management” section of BMO’s 2022 Annual Report, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

For News Media Enquiries:

Jeff Roman, jeff.roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, bill2.anderson@bmo.com, (416) 867-7834

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